Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

May 14, 2008

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 14 May 2008 through Marketwire.

Item 4                                Summary of Material Change

Vancouver, B.C...MAG Silver Corp. (TSX:MAG, AMEX:MVG) (“MAG”) announces assay results from an ongoing drill program on MAG’s 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico. This drill program is expanding the  “Jose Manto” discovered in Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 opt) silver, 6.4% lead and 7.0% zinc.  See press release dated February 7, 2008 for details.

Recent Holes 08-22 through 08-28 have now cut the Jose Manto over an area of approximately 250 by 250 metres.  Assays are presented below.  Highlights include Hole 08-28 reporting 4.00 metres of 192 g/t silver (5.6 opt), 4.22% lead and 11.65% zinc and Hole 08-22 which returned 2.78 metres of 209 g/t (6.1 opt) silver, 6.15% lead and 6.55% zinc. Intercepts are believed to be true widths.  Mineralization is open in all directions and two rigs are currently drilling systematic 25 to 50 metre offsets of these holes to define the axis of maximum thickness of the manto and trace it towards its source. Drill plan is attached and cross-sections can be found at www.magsilver.com.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 14 May 2008 (NR#08-10) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 14 May 2008